CELLCEUTIX CORPORATION
100 Cummings Center, Suite 151-B
Beverly, MA 01915

VIA EDGAR TRANSMISSION

April 1,  2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Reidler

Assistant Director

Re
Form 10-K Filed March 9, 2011
File No. 000-52321

Dear Mr. Reidler:

On behalf of Cellceutix Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated March 31, 2011   from Jeffrey Reidler, Assistant Director,  (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

Signature Page 41

1.
We note your response to our prior comment 5.  Instruction D to Form 10-K requires that one of the signatories to your annual report is the individual who acts in the capacity of principal accounting officer or controller as well as the individual who acts as the principal financial officer.  If one of the current signatories acts in this capacity, please indicate this on the signature page of your next annual report and advise us now accordingly.  If the principal accounting officer or controller has not yet signed the annual report for the 2010 fiscal year, please further amend this annual report to include this signature.  Please also amend you 10K to indicate that George Evans is signing  in the capacity of Chief Executive Officer rather than Leo Ehrlich.  In that regard, we note that our amended 10K still discloses that George Evans is our Chief Executive Officer.  If that is not the case, please advise us accordingly.

Response:

Amendment to Signature Page 41:

We amended the signature page on our amended  Form 10-K as follows:

CELLCEUTIX CORPORATION

/s/  Leo Ehrlich, Chief Executive Officer,  Chief Financial Officer, Principal Accounting Officer, and Secretary.    Dated:  April 1, 2011.

/s/ Krishna Menon,   President and Director

 Dated:  Dated:  April 1, 2011.

 Signature by Leo Ehrlich in capacity as CEO instead of George Evans.

 Please note, the Company filed a Form 8K on November 9, 2010, Item 5.02, disclosing that “On November 5, 2010, George Evans resigned his position as a director and Chief Executive Officer of Cellceutix Corporation (the “Registrant”).  Mr. Evan’s resignation was a result of a disagreement with the Company regarding his compensation. ) Also effective November 5, 2010,  Leo Ehrlich, the Company’s Chief Financial Officer  was appointed to serve  as an interim Chief Executive Officer until his successor is duly appointed and qualified.

Therefore, Mr. Evans who signed the original 10K for the fiscal year ended June 30, 2010, filed with the commission, is no longer affiliated with the Company.  Leo Ehrlich,  who has assumed the position of CEO in addition to the positions of Chief Financial Officer,  Principal Accounting Officer, has signed this amended 10K as CEO (as well as Principal Accounting Officer).

The Company hereby acknowledges that

• The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 561-367-3194 with any comments or questions regarding the Company’s response.

Very truly yours,

/s/ April 1, 2011
Leo Ehrlich